UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities And Exchange Act of 1934
(Amendment No.     )(1)

American Commercial Lines Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

025195207

(CUSIP Number)

Eva Kalawski, Esq.

Platinum Equity, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

(310) 712-1850

with a copy to:

David I. Brown, Esq.

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington DC 20004-1304

(202) 637-1072

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 18, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

(1)           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 17 Pages)

CUSIP No.	Page 2 of 17 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Finn Holding Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,234,474 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,234,474 (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.2%*

14	Type of Reporting Person (See Instructions) CO

*Based on 12,841,877 shares of Common Stock (as defined in Item 1 below) outstanding on October 6, 2010 as disclosed by ACL (as defined in Item 1 below) in its Proxy Statement on Schedule 14A filed with the Commission (as defined in Item 2 below) on October 22, 2010.

CUSIP No.	Page 3 of 17 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Platinum Equity Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,234,474 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,234,474 (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.2%*

14	Type of Reporting Person (See Instructions) PN

*Based on 12,841,877 shares of Common Stock outstanding on October 6, 2010 as disclosed by ACL in its Proxy Statement on Schedule 14A filed with the Commission on October 22, 2010.

CUSIP No.	Page 4 of 17 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Platinum Equity Partners II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,234,474 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,234,474 (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.2%*

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*Based on 12,841,877 shares of Common Stock outstanding on October 6, 2010 as disclosed by ACL in its Proxy Statement on Schedule 14A filed with the Commission on October 22, 2010.

CUSIP No.	Page 5 of 17 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Platinum Equity Investment Holdings II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,234,474 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,234,474 (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.2%*

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*Based on 12,841,877 shares of Common Stock outstanding on October 6, 2010 as disclosed by ACL in its Proxy Statement on Schedule 14A filed with the Commission on October 22, 2010.

CUSIP No.	Page 6 of 17 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Platinum Equity, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,234,474 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,234,474 (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.2%*

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*Based on 12,841,877 shares of Common Stock outstanding on October 6, 2010 as disclosed by ACL in its Proxy Statement on Schedule 14A filed with the Commission on October 22, 2010.

CUSIP No.	Page 7 of 17 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Tom Gores

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place or Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,234,474 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,234,474 (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.2%*

14	Type of Reporting Person (See Instructions) IN

*Based on 12,841,877 shares of Common Stock outstanding on October 6, 2010 as disclosed by ACL in its Proxy Statement on Schedule 14A filed with the Commission on October 22, 2010.

CUSIP No.	Page 8 of 17 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”), of American Commercial Lines Inc., a Delaware corporation (“ACL”).  The principal executive offices of ACL are located at 1701 East Market Street, Jeffersonville, Indiana 47130.

Item 2.	Identity and Background.

(a) — (c), (f)          This Statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”):

(i) Finn Holding Corporation, a Delaware corporation (“Parent”),

(ii) Platinum Equity Capital Partners II, L.P., a Delaware limited partnership (“PECP II”),

(iii) Platinum Equity Partners II, LLC, a Delaware limited liability company (“Platinum Partners”),

(iv) Platinum Equity Investment Holdings II, LLC, a Delaware limited liability company (“Platinum Investment”),

(v) Platinum Equity, LLC, a Delaware limited liability company (“Platinum Equity”), and

(vi) Tom Gores, an individual (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 29, 2010, filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as, or are otherwise members of, a group within such meaning.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement.

The principal place of business and principal office of each of the Reporting Persons is 360 North Crescent Drive, South Building, Beverly Hills, CA 90210.

Parent is a Delaware corporation and its principal business is to serve as the holding company of Finn Merger Corporation, a Delaware corporation (“Merger Sub”).  Merger Sub has the sole purpose of entering into the Merger Agreement (as defined in Item 4 below) with ACL. The name, citizenship, business address and present principal occupation or employment of each executive officer and director of Parent, and the name, principal place of

CUSIP No.	Page 9 of 17 Pages

business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.

PECP II is a Delaware limited partnership and the sole stockholder of Parent. PECP II is a private investment fund engaged in the making, holding and disposing of investments in various industries, principally in the United States.

Platinum Partners is a Delaware limited liability company and the general partner of PECP II.  Platinum Partners’ principal business is to serve as the general partner of PECP II and various other private investment funds that are engaged in the making, holding and disposing of investments in various industries, principally in the United States.

Platinum Investment is a Delaware limited liability company and is the senior managing member of Platinum Partners. The principal business of Platinum Investment is to serve as managing member of Platinum Partners and various other private investment funds that are engaged in the making, holding and disposing of investments in various industries, principally in the United States.

Platinum Equity is a Delaware limited liability company and is the sole member of Platinum Investment. The principal business of Platinum Equity is to engage in the merger, acquisition, and operation of companies.

Tom Gores, who is a U.S. citizen and the chairman of Platinum Equity, is the ultimate beneficial owner of Platinum Equity.

(d) — (e)                During the last five years, none of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in response to Item 4, Parent entered into the Voting Agreement (as defined in Item 4 below) with the GVI Stockholders (as defined in Item 4 below), as a condition of and material inducement to Parent and Merger Sub entering into the Merger Agreement. The shares to which this Statement relates have not been purchased by Parent or Merger Sub, and thus no funds have been used for such purpose.  In the event that Parent exercises its option to purchase the shares to which this Statement relates from the GVI Stockholders pursuant to the Voting Agreement, the source of funds for the consideration payable to the GVI Stockholders under the Voting Agreement is investment capital available to PECP II and its parallel funds, controlled by Platinum Equity.

Item 4.	Purpose of Transactions.
(a)-(j) GVI Holdings, Inc. and certain of its affiliates (“GVI Stockholders”) entered into the Voting Agreement with Parent as a condition of and material inducement to Parent and

CUSIP No.	Page 10 of 17 Pages

Merger Sub entering into the Merger Agreement.  The purpose of the Voting Agreement is to facilitate Parent’s acquisition of ACL as contemplated by the Merger Agreement.

Merger Agreement

On October 18, 2010, ACL entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into ACL, with ACL continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).

Pursuant to the terms of the Merger Agreement, each issued and outstanding share of Common Stock, other than shares held by ACL, Parent or Merger Sub, or held by the GVI Stockholders, or by any stockholders who are entitled to, and who properly exercise, appraisal rights under Delaware law, will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $33.00, without interest (the “Per Share Merger Consideration”). The GVI Stockholders will receive $1.75 in cash less than the Per Share Merger Consideration for each share of Common Stock they hold if the transaction closes by December 31, 2010 and will receive the Per Share Merger Consideration if the transaction closes thereafter.

Holders of vested and most unvested restricted stock units and employee stock options will receive the value of those grants based on the Per Share Merger Consideration. With respect to employees of ACL at or above the vice president level, unvested employee restricted stock units and options held by those executives will be assumed by Parent and converted at the consummation of the Merger into a restricted stock unit or option denominated in shares of the common stock of Parent.

The board of directors of the surviving corporation will, from and after the effective time of the Merger, consist of the directors of Merger Sub until their successors have been duly appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The officers of Merger Sub at the effective time will, from and after the effective time, be the officers of the surviving corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

The certificate of incorporation of the surviving corporation will be in the form attached as Exhibit B to the Merger Agreement, until amended in accordance with applicable law and its terms. The bylaws of ACL immediately prior to the effective time of the Merger will, from and after such time, be amended in their entirety in the form of the bylaws of Merger Sub as in effect immediately prior to the effective time of the Merger, until amended in accordance with applicable law, its terms and the certificate of incorporation of the surviving corporation.

Under the terms of the Merger Agreement, ACL will have a 40-day “Go Shop Period” under which it is permitted to initiate, solicit and encourage alternative takeover proposals from third parties and to provide information and engage in discussions with third parties regarding alternative takeover proposals from third parties through 11:59 p.m., Eastern time on November 27, 2010 (the “No-Shop Period Start Date”). On the No-Shop Period Start Date ACL shall terminate any negotiations or discussions with third parties except for any

CUSIP No.	Page 11 of 17 Pages

“Excluded Party,” which is defined in the Merger Agreement as any third party that has made or delivered to ACL an alternative written takeover proposal on or prior to the No-Shop Period Start Date and which (the “Board”) shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) either constitutes a superior proposal or is reasonably likely to lead to a superior proposal. Except with respect to Excluded Parties, at the No-Shop Period Start Date, ACL is subject to customary “no-shop” restrictions on its ability to solicit alternative takeover proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative takeover proposals. The “no-shop” provision is subject to a customary “fiduciary-out” provision which provides that, prior to the time stockholder approval is obtained, the Board may change its recommendation to ACL’s stockholders or terminate the Merger Agreement and enter into a definitive agreement with respect to a takeover proposal, if and only if, prior to taking such action, the Board has determined in good faith that the alternative takeover proposal is a superior proposal. During the Go Shop Period ACL will be required to pay a termination fee to Parent of $12 million if the Merger Agreement is terminated for a superior proposal or certain other reasons; after that period the termination fee is $14 million.

ACL has agreed, among other things and subject to certain exceptions as described in the Merger Agreement, (i) to conduct its business in the ordinary and usual course of business and in a manner consistent with past practice during the interim period between the execution of the Merger Agreement and consummation of the Merger, (ii) not to take certain actions or engage in certain transactions during such period, (iii) to cause a stockholder meeting to be held to consider adoption and approval of the Merger Agreement and the Merger, and (iv) subject to certain limited exceptions, for the Board to recommend that the stockholders adopt the Merger Agreement and thereby approve the Merger.

The Merger Agreement contains customary representations and warranties of the parties and certain termination rights for both ACL and Parent, including the right of ACL to terminate the Merger Agreement to accept a superior proposal from a third party subject to payment of the termination fees described above. Parent may be required to pay to ACL a termination fee for failure to close due to failure of financing or certain other circumstances of $16 million, or $20 million for failure to close in other circumstances.

Consummation of the Merger is subject to certain conditions to closing, including (i) the approval of ACL’s stockholders, (ii) the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law, order or injunction prohibiting the Merger, (iv) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers) (v) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers) and (vi) absence of a material adverse change affecting ACL as defined in the Merger Agreement.

If the Merger is consummated, the Common Stock will be delisted from the Nasdaq Global Market, and deregistered under the Exchange Act and ACL will no longer file reports with the Commission on account of the Common Stock.

Voting and Support Agreement

Concurrent with the execution of the Merger Agreement, the GVI Stockholders entered into a voting agreement with Parent (the “Voting Agreement”).  Pursuant to the Voting Agreement, the GVI Stockholders agreed to vote 3,234,474 shares of Common Stock

CUSIP No.	Page 12 of 17 Pages

collectively owned by them representing, in the aggregate, 25.19% of the outstanding shares Common Stock in favor of the transaction under the circumstances set forth therein.  The GVI Stockholders granted Parent an irrevocable proxy over their shares in support of the foregoing voting arrangement.

The Voting Agreement automatically terminates upon the termination of the Merger Agreement or the occurrence of certain other events. In the event the Voting Agreement is terminated because ACL has accepted a superior proposal, as defined in the Merger Agreement, the GVI Stockholders have agreed to accept $1.75 less than other stockholders in consideration per share from the party making the superior proposal if that transaction closes on or prior to December 31, 2010. The GVI Stockholders have also granted an option to Parent to acquire the GVI Stockholders’ shares at that same price between December 15 and December 31, 2010, provided that, if Parent exercises the option and the Merger Agreement is subsequently terminated for a superior proposal, Parent has agreed to both vote for such proposal and accept the same consideration that the GVI Stockholders would have received in respect of those shares, subject to Parent’s obligation to share 50% of the profits with the GVI Stockholders from its subsequent disposition of those shares (on or prior to the termination of the transaction contemplated by such proposal) within one year of the purchase of the shares if ACL terminates to accept a superior proposal prior to January 15, 2011.

The GVI Stockholders have agreed, except as contemplated by the Voting Agreement and the Merger Agreement, not to, directly or indirectly (i) transfer any or all of their shares or any interest therein without the prior written consent of Parent, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of their shares or any interest therein, (iii) grant any proxy, power-of-attorney, right of first offer or refusal or other authorization or consent in or with respect to any or all of their shares (other than any such proxy, power-of-attorney, right of first offer or refusal or other authorization or consent that is not inconsistent and could not reasonably be expected to interfere in any manner with the voting obligations of the GVI Stockholders contained in the Voting Agreement or the proxies granted to Parent by the GVI Stockholders), or (iv) deposit any or all of their shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of their shares; provided that the foregoing shall not prohibit the transfer by any GVI Stockholder of any or all of the shares beneficially owned by such GVI Stockholder or any interest therein to one or more of its affiliates that, prior to such transfer, executes and delivers to Parent a counterpart to the Voting Agreement and a proxy.

The foregoing descriptions of the Merger Agreement and Voting Agreement are qualified in their entirety by reference to the full text of such agreements which are filed as exhibits hereto and are incorporated herein by reference.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not currently have any plans or intentions which result in or relate to any of the actions described in subparagraphs (a) though (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future, including without limitation purchasing shares of Common Stock of the Company and/or exercising any rights under the Voting Agreement or Merger Agreement.

CUSIP No.	Page 13 of 17 Pages

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     As described in Item 4 above, the GVI Stockholders have granted irrevocable proxies, collectively representing 3,234,474 shares of Common Stock, to Parent pursuant to the Voting Agreement.  As a result of such grant, Parent may be deemed to have (i) beneficial ownership of 3,234,474 shares of Common Stock, representing 25.19% of the Common Stock of ACL (based on 12,841,877 shares of Common Stock outstanding on October 6, 2010 as disclosed by ACL in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 22, 2010) for purposes of Rule 13d-3 under the Exchange Act and (ii) shared power to vote or direct the voting of 3,234,474 shares of Common Stock owned by the GVI Stockholders.

PECP II is the sole stockholder of Parent, Platinum Partners is the general partner of PECP II, Platinum Investment is the senior managing member of Platinum Partners, Platinum Equity is the sole member of Platinum Investment, and Tom Gores is the ultimate beneficial owner and Chairman of Platinum Equity. As a result, each of such entities/persons may also be deemed to have (i) beneficial ownership of 3,234,474 shares of Common Stock for purposes of Rule 13d-3 under the Exchange Act and (ii) shared power to vote or direct the voting of 3,234,474 shares of Common Stock owned by the GVI Stockholders.

The Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares to which this Statement relates.

(c)           Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d)           Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 3, 4 and 5 and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to any securities of ACL, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of ACL.

CUSIP No.	Page 14 of 17 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1

Joint Filing Agreement, dated as of October 29, 2010, by and between Finn Holding Corporation, Platinum Equity Capital Partners II, L.P., Platinum Equity Partners, LLC, Platinum Equity Investment Holdings II, LLC, Platinum Equity, LLC and Tom Gores.

2

Agreement and Plan of Merger, dated as of October 18, 2010, by and among Finn Holding Corporation, Finn Merger Corporation, and American Commercial Lines, Inc. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by American Commercial Lines, Inc. on October 18, 2010)

3

Voting and Support Agreement, dated as of October 18, 2010, by and among the persons listed on Schedule I thereto and Finn Holding Corporation. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by American Commercial Lines, Inc. on October 18, 2010)

4	Power of Attorney

CUSIP No.	Page 15 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2010	FINN HOLDING CORPORATION

	By:	/s/ Eva Kalawski
	Name:	Eva M. Kalawski
	Title:	Vice President and Secretary

PLATINUM EQUITY CAPITAL PARTNERS II, L.P.

	By:	Platinum Equity Partners II, LLC, its general partner

	By:	Platinum Equity Investment Holdings II,
LLC, its senior managing member

		By:	/s/ Eva Kalawski
		Name:	Eva M. Kalawski
		Title:	Vice President and Secretary

PLATINUM EQUITY PARTNERS II, LLC

	By:	Platinum Equity Investment Holdings II,
LLC, its senior managing member

	By:	/s/ Eva Kalawski
	Name:	Eva M. Kalawski
	Title:	Vice President and Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS II, LLC

	By:	/s/ Eva Kalawski
	Name:	Eva M. Kalawski
	Title:	Vice President and Secretary

CUSIP No.	Page 16 of 17 Pages

PLATINUM EQUITY, LLC

By:	/s/ Eva Kalawski
Name:	Eva M. Kalawski
Title:	Executive Vice President, General Counsel and Secretary

/s/ Mary Ann Sigler
Tom Gores by Mary Ann Sigler, attorney-in-fact

CUSIP No. 902844207	Page 17 of 17 Pages

Schedule A

Set forth below is a list of the directors and executive officers of Parent, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Parent’s knowledge, all directors and officers listed below are citizens of the United States. Unless otherwise indicated below the business address of each person is c/o Platinum Equity, LLC, 360 North Crescent Drive, South Building, Beverly Hills, CA 90210.

Directors of Parent
Name	Present Principal Occupation
Eva M. Kalawski	Executive Vice President, General Counsel and Secretary of Platinum Equity

Executive Officers of Parent
Name	Position
Mary Ann Sigler	President
Robert J. Joubran	Vice President and Treasurer
Eva M. Kalawaski	Vice President and Secretary
Stephen T. Zollo	Vice President